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VIA EDGAR

May 9, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited Form 20-F for the Fiscal Year Ended December 31, 2012 Filed February 12, 2013 File No. 001-16174

Dear Mr. Rosenberg:

On behalf of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”), set forth below is Teva’s response to the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated April 19, 2013 to Eyal Desheh, Teva’s Chief Financial Officer. For your convenience, we have set forth below the Staff’s comment in italics, followed by Teva’s response thereto.

Notes to Consolidated Financial Statements
Note 15.d Securitization, page F-51

1.
Regarding your securitized trade receivables, please provide us proposed disclosure to include in future filings that complies with ASC 860-20-50, as applicable. In addition, include in your proposed disclosure the amount of trade receivables securitized during each period presented, and the nature and amounts of items that have been netted against trade receivables and the rationale for the net presentation. In this regard, your 2011 Form 20-F you reference securitized trade receivables of $558 million yet in your 2012 Form 20-F you state that during 2011 and 2012 you securitized approximately $535 million (net) of your trade receivables.

In response to the above comment, the Company will provide the following disclosure in the financial statements included in its Form 20-F for the fiscal year ending December 31, 2013:

d.           Securitization Facility

In April 2011, Teva established an accounts receivable securitization program with BNP Paribas Bank.   Under the program, Teva sells, on

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Mr. Jim B. Rosenberg
Securities and Exchange Commission
May 9, 2013

an ongoing basis, certain accounts receivable and the right to the collections on those accounts receivable to BNP Paribas.

Once sold to BNP Paribas, the accounts receivable and rights to collection are separate and distinct from Teva’s own assets.  These assets are unavailable to Teva’s creditors should Teva become insolvent.  BNP Paribas has all the rights ensuing from the sale of the securitized accounts receivable, including the right to pledge or exchange the assets it received.  Consequently, the accounts receivable in Teva's consolidated balance sheets is presented net of the securitized receivables.

As of December 31, 2013 and 2012, the balance of Teva's securitized assets sold amounted to $xxx million and $535 million, respectively.   Gains and losses related to these transactions were immaterial for the three years ended December 31, 2013.

Please note that the securitized balances as of December 31, 2012 and 2011 are not significant to Teva's current and total assets, and it is not expected that these balances will be material as of December 31, 2013.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Lisa Vanjoske (SEC)
Dana Hartz (SEC)
Eyal Desheh (Teva)
Richard S. Egosi (Teva)